UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Invitel Holdings A/S

(Name of Subject Company (Issuer))

HUNGARIAN TELECOM (NETHERLANDS) COOPERATIEF U.A.

HUNGARIAN TELECOM LP

MID EUROPA FUND III LP

MID EUROPA III GP LP

MID EUROPA III MANAGEMENT LIMITED

MID EUROPA PARTNERS LLP

CRAIG BUTCHER

NIKOLAUS BETHLEN

THIERRY BAUDON

(Names of Filing Persons (Offerors))

ORDINARY SHARES, PAR VALUE €0.01 PER SHARE

(Title of Class of Securities)

K49769 100

(CUSIP Number of Class of Securities)

AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE ORDINARY SHARE

(Title of Class of Securities)

46186X106

(CUSIP Number of Class of Securities)

Jacques Du Preez

Mid Europa Partners LLP

161 Brompton Road

London SW3 1EX

United Kingdom

Telephone: +44 (0) 20 7886 3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of filing persons)

Copies to:

George Karafotias

Shearman & Sterling LLP Broadgate West, 9 Appold Street

London EC2A 2AP, United Kingdom

Telephone: +44 (0) 20 7655 5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$19,239,030	$1,073.54

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding ordinary shares, par value €0.01 per share (the “Invitel Shares”), and all outstanding American Depositary Shares, each of which represents one Invitel Share (the “Invitel ADSs”), of Invitel Holdings A/S, a public limited company organized under the laws of Denmark (“Invitel”), that are not already owned by the Offeror (as defined below), at a purchase price of $4.50 per Invitel Share or Invitel ADS, net to the seller in cash without any interest thereon and less any applicable withholding taxes. As of December 4, 2009, there were 16,725,733 Invitel Shares, including Invitel Shares represented by Invitel ADSs, issued and outstanding, of which 12,450,393 Invitel Shares are owned by the Offeror. As a result, this calculation assumes the purchase of 4,275,340 Invitel Shares and/or Invitel ADSs.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2009 issued by the Securities and Exchange Commission on March 11, 2009. Such fee equals 0.00558% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,073.54	Filing Party: Mid Europa III Management Limited, Mid Europa III GP LP, Mid Europa Fund III LP, Hungarian Telecom LP and Hungarian Telecom (Netherlands) Cooperatief U.A.
Form or Registration No.: Schedule TO-T	Date Filed: December 7, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (the “Schedule TO”) filed on December 7, 2009, by (i) Mid Europa III Management Limited, a limited company organized under the laws of Guernsey, Channel Islands (“Management Limited”), (ii) Mid Europa III GP LP, a limited partnership organized under the laws of Guernsey, Channel Islands (“GP LP”), (iii) Mid Europa Fund III LP, a limited partnership organized under the laws of Guernsey, Channel Islands (the “Fund”), (iv) Hungarian Telecom LP, a limited partnership organized under the laws of Guernsey, Channel Islands (“Hungarian Telecom”) and (v) Hungarian Telecom (Netherlands) Cooperatief U.A., a cooperative association organized under the laws of The Netherlands (the “Offeror”).

This Amendment No. 1 is filed by (i) Mid Europa Partners LLP, a limited liability partnership organized under the laws of England (the “Sponsor”), (ii) Mr. Craig Butcher, a natural person and the Senior Partner of the Sponsor, (iii) Mr. Nikolaus Bethlen, a natural person and an Associate Director of the Sponsor, (iv) Mr. Thierry Baudon, a natural person and the Managing Partner of the Sponsor, (v) Management Limited, (vi) GP LP, (vii) the Fund and (viii) Hungarian Telecom (together with Management Limited, GP LP and the Fund, the “Mid Europa Entities”) and (ix) the Offeror. The Offeror and the Mid Europa Entities are directly or indirectly advised by the Sponsor. Management Limited is the sole general partner of GP LP and Hungarian Telecom. GP LP is the sole general partner of the Fund. Hungarian Telecom is a wholly owned subsidiary of the Fund. The Offeror is a wholly owned subsidiary of Hungarian Telecom.

The Schedule TO relates to the Offeror’s offer to purchase (the “Offer”) any and all of the outstanding ordinary shares, par value €0.01 per share (the “Invitel Shares”), and any and all of the American Depositary Shares, each of which represents one Invitel Share (the “Invitel ADSs”), of Invitel Holdings A/S, a public limited company organized under the laws of Denmark (“Invitel”), that are not already owned by the Offeror, at a purchase price of $4.50 per Invitel Share or Invitel ADS, net to the seller in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 7, 2009 (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(i), and the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(ii).

The following amendments to the Items of the Schedule TO are hereby made.

Items 1 through 9, 11 and 13.

1. The section of the Offer to Purchase captioned “The Offer—Section 10. Certain Information Concerning the Offeror and the Mid Europa Entities”, which is found on page 46 of the Offer to Purchase, is hereby amended and restated in its entirety as follows:

“10. Certain Information Concerning the Mid Europa Group

The Offeror. The Offeror is Hungarian Telecom (Netherlands) Cooperatief U.A., a cooperative association organized under the laws of The Netherlands. The Offeror’s principal business address is Naritaweg 165 Telestone 8, 1043 BW Amsterdam, The Netherlands. The equity securities of the Offeror are wholly owned by certain investment partnerships, each of which is directly or indirectly advised by the Sponsor. The Offeror owns a total of 12,450,393 Invitel Shares, representing 74.4% of issued and outstanding Invitel Shares. The telephone number of the Offeror is +31 20 5722 300.

The Sponsor. The Sponsor is Mid Europa Partners LLP, a limited liability partnership organized under the laws of England. The Sponsor is a leading independent private equity firm focused on Central and Eastern Europe, with approximately €3.2 billion of assets under management. Mr. Baudon is the Managing Partner of the Sponsor and Mr. Butcher is the Senior Partner of the Sponsor. The Sponsor’s principal business address is 161 Brompton Road, London SW3 1EX, United Kingdom. The telephone number of the Sponsor is +44 20 7886 3600.

Mr. Butcher. Mr. Butcher is the Senior Partner of the Sponsor and has been with the Sponsor since 2001. Mr. Butcher has been a member of the Invitel Board since November 2009. He is responsible for deal origination, execution, and monitoring across the Central and Eastern European region. While with the Sponsor, Mr. Butcher has been responsible for investments in five telecommunications operators and has served or is serving on the boards of directors of Invitel, Karneval, Ceske Radiokommunikace, T-Mobile Czech Republic, Bité and Wheelabrator. Mr. Butcher’s current business address is Bank Center, Platina Tower, 5th Floor, Szabadság tér 7, 1054 Budapest, Hungary. Mr. Butcher is a citizen of New Zealand.

Mr. Bethlen. Mr. Bethlen is an Associate Director of the Sponsor. Mr. Bethlen has been a member of the Invitel Board since November 2009. Prior to joining the Sponsor in 2007, he worked for KKR in London. Prior to joining KKR, he was with Morgan Stanley & Co. in its European Mergers and Acquisitions and Capital Markets Departments. Mr. Bethlen serves on the Boards of Orange Austria and Ceske Radiokommunikace. Mr. Bethlen’s current business address is Bank Center, Platina Tower, 5th Floor, Szabadság tér 7, 1054 Budapest, Hungary. Mr. Bethlen is a citizen of Austria.

Mr. Baudon. Mr. Baudon is the Managing Partner of the Sponsor and has been with the Sponsor since 1999. Mr. Baudon has been a member of the Invitel Board since November 2009. Mr. Baudon chairs the investment advisory and management committees of the Sponsor and has been responsible for investments in seven telecommunications operators. Mr. Baudon has served or is serving on several boards of directors including TIW, Orange Slovakia, Orange Austria, Aster, SBB Telemach, and Calucem. Mr. Baudon’s current business address is 161 Brompton Road, London SW31EX, United Kingdom. Mr. Baudon is a citizen of France.

The Mid Europa Entities. The principal business address of the Mid Europa Entities is Ogier House, St. Julian’s Avenue, St. Peter Port, GY1 1WA, Guernsey, Channel Islands.

The Fund and GP LP are limited partnerships organized under the laws of Guernsey. The principal business of the Fund is to achieve long-term capital appreciation by taking a significant stake in portfolio companies focused on Central and Eastern Europe and taking an active role to influence their operations and management with the objective of achieving superior returns by improving their business, restructuring and/or optimal use of financial structures. The principal business of GP LP consists of performing the functions of, and serving as, the sole general partner of the Fund.

Management Limited is a limited company organized under the laws of Guernsey. The principal business of Management Limited consists of performing the functions of, and serving as, the sole general partner of GP LP. Management Limited is also the sole general partner of Hungarian Telecom.

Hungarian Telecom is a limited partnership organized under the laws of Guernsey. Hungarian Telecom, as well as the Offeror, is an investment vehicle through which the Fund, GP LP and Management Limited hold the Invitel Shares. Hungarian Telecom is a wholly owned subsidiary of the Fund and the Offeror is a wholly owned subsidiary of Hungarian Telecom. The principal business address of the Hungarian Telecom is Ogier House, St. Julian’s Avenue, St. Peter Port, GY1 1WA, Guernsey, Channel Islands.

During the last five years, neither the Offeror, the Sponsor, Mr. Butcher, Mr. Bethlen, Mr. Baudon nor any of the Mid Europa Entities or, to the best of their knowledge, any of the persons listed in Schedule A hereto (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

The name, citizenship, business address, business telephone number, current principal occupation (including the name, principal business and address of the organization in which such occupation is conducted) and material positions held during the past five years of each of the directors and executive officers of the Offeror and Management Limited are set forth in Schedule A to this Offer to Purchase. The name, citizenship, business address, business telephone number, current principal occupation (including the name, principal business and address of the organization in which such occupation is conducted) and material positions held during the past five years of the persons controlling Management Limited are also set forth in Schedule A.

The Offeror has made no arrangements in connection with the Offer to provide holders of Invitel Shares and Invitel ADSs access to their corporate files or to obtain counsel or appraisal services at their expense. For a discussion of appraisal rights, see “Special Factors—Section 8. Appraisal Rights; Rule 13e-3.”

Reference is made to the information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” which is incorporated herein by reference.”

Accordingly, all references in the Offer to Purchase to “The Offer—Section 10. Certain Information Concerning the Offeror and the Mid Europa Entities” are hereby amended to read, “The Offer—Section 10. Certain Information Concerning the Mid Europa Group.”

In addition, the last three sentences of the first paragraph responding to the question, “Who is offering to buy my securities?” on page 4 of the Offer to Purchase, in the section captioned “Summary Term Sheet,” are hereby amended and restated as follows:

“Management Limited is directly and indirectly advised by the Sponsor. Mr. Thierry Baudon is the Managing Partner of the Sponsor, Mr. Craig Butcher is the Senior Partner of the Sponsor, and Mr. Nikolaus Bethlen is an Associate Director of the Sponsor. Hungarian Telecom, the Fund, GP LP and Management Limited are collectively referred to as the “Mid Europa Entities” and, together with the Sponsor, Mr. Baudon, Mr. Butcher, Mr. Bethlen and the Offeror, the “Mid Europa Group”. The Sponsor is a leading independent private equity investment firm focused on Central and Eastern Europe, with approximately €3.2 billion of assets under management.”

2. The first sentence of the paragraph titled “Rule 13e-3”, which is found on page 28 of the Offer to Purchase in the section captioned “Special Factors—Section 8. Appraisal Rights; Rule 13e-3”, which section begins on page 27 of the Offer to Purchase, is hereby amended and restated as follows:

“Because the Sponsor and the Offeror are affiliates of Invitel, the transactions contemplated in this Offer to Purchase constitute a “going private” transaction under Rule 13e-3 under the Exchange Act.”

3. The first paragraph of the section captioned “Special Factors—Section 4. Position of the Mid Europa Group Regarding Fairness of the Offer”, which section begins on page 21 of the Offer to Purchase, is hereby amended and restated in its entirety as follows:

“The rules of the SEC require each of the filing persons—i.e., the Sponsor, Mr. Butcher, Mr. Bethlen, Mr. Baudon, Management Limited, GP LP, the Fund, Hungarian Telecom and the Offeror—to express its belief as to the fairness of the Offer to Invitel Shareholders and Invitel ADS Holders who are not affiliated with the Mid Europa Group. Each of the filing persons believes the Offer to be procedurally and substantively fair to Invitel Shareholders and Invitel ADS Holders, as described in greater detail below. Throughout the remainder of this section (“Special Factors—Section 4. Position of the Mid Europa Group Regarding Fairness of the Offer”), references to the assessment of the fairness of the Offer by the “Mid Europa Group” should be construed to mean the assessment of the fairness of the Offer by each of the individual filing persons.”

4. The following new paragraph is added on page 18 of the Offer to Purchase, following the last full paragraph on that page, which is contained in the section captioned “Special Factors—Section 1. Background”, which begins on page 14 of the Offer to Purchase:

“Mr. Butcher and Mr. Bethlen were the representatives of the Sponsor involved in the discussions and negotiations regarding the SPA and the DRA, as well as the discussions relating to the Straumur Purchase (as defined and described below) and the Offer (as described below). Mr. Baudon is the Managing Partner of the Sponsor and a member of the Invitel Board of Directors.”

5. Following the third full paragraph on page 19 of the Offer to Purchase, the remainder of the section captioned “Special Factors—Section 1. Background”, which begins on page 14 of the Offer to Purchase, is amended and restated in its entirety as follows:

“On or around November 13, 2009, Straumur contacted the Sponsor by telephone to advise the Sponsor that it would not be willing to sell its stake at a price of $4.00 per Invitel Share, but would instead be willing to sell at $5.00 per Invitel Share. The Sponsor indicated that it would not be willing to pay $5.00 per Invitel Share but would be willing to pay $4.50 per Invitel Share.

Straumur subsequently called the Sponsor to advise the Sponsor that it would be willing to sell its stake at a price of $4.50 per Invitel Share provided that the Sponsor would agree to an “anti-embarrassment” agreement, whereby—in the event the Sponsor were to make a tender offer to minority shareholders at any time within the first year after the transaction with Straumur was completed—the Sponsor would be required to pay Straumur the difference between $4.50 per Invitel Share and any higher price paid in such offer.

On November 16, 2009, the Sponsor obtained approval from its internal advisory committee to negotiate with Straumur the purchase of its stake at a price of $4.50 per Invitel Share and the terms of an “anti-embarrassment” agreement.

During the third and fourth weeks of November, 2009, the Sponsor and Straumur negotiated the terms of the Straumur Agreement (defined and described in greater detail below), which was executed on November 27, 2009.

On November 27, 2009, the Offeror purchased the Straumur Shares at a purchase price of $4.50 per Invitel Share, or $7,427,749.50 in the aggregate (such purchase, the “Straumur Purchase”). The Straumur Purchase brought the Offeror’s total stake in Invitel to 12,450,393 Invitel Shares, representing 74.4% of the outstanding Invitel Shares.

In connection with the Straumur Purchase, on November 27, 2009, the Offeror and Straumur signed an “anti-embarrassment” letter agreement (the “Straumur Agreement”). Pursuant to the Straumur Agreement, should the Offeror or one of its affiliates, prior to the first anniversary of the date of the Straumur Agreement, make a tender offer with respect to any Invitel Shares, the Offeror will be required to pay Straumur on the date payment under any such tender offer is due, for each of the Straumur Shares, an amount representing the difference between (i) the price offered per Invitel Share in any such tender offer and (ii) $4.50.

During the period of its negotiations with Straumur, the Sponsor also began to consider the possibility of making an offer to acquire all of the outstanding Invitel Shares and Invitel ADSs not already owned by the Offeror. On November 27, 2009, Mr. Butcher advised the directors on the Board of Directors not affiliated with the Sponsor (the “Independent Directors”) of the Sponsor’s agreement to purchase the Straumur Shares at a purchase price of $4.50 per Invitel Share and discussed with the Independent Directors the possibility of the Sponsor extending an offer to purchase the Invitel Shares and Invitel ADSs not already owned by the Offeror at that same price.

After being informed on November 27, 2009 by Mr. Butcher about the possibility of the Sponsor extending an offer to purchase the Invitel Shares and Invitel ADSs, the Independent Directors engaged Davis Polk & Wardwell LLP (“Davis Polk”), as legal advisor as to U.S. law, and Gorrissen Federspiel, as legal advisor as to Danish law, to advise the Independent Directors in connection with their evaluation of the Sponsor’s proposal and appointed Houlihan Lokey Howard & Zukin (Europe) Limited (“Houlihan Lokey”) to render a written opinion as to whether the Offer Price to be received by the Invitel Shareholders and Invitel ADS Holders unaffiliated with the Mid Europa Group pursuant to the Offer was fair to them from a financial point of view.

On December 5, 2009, Mr. Butcher was contacted by telephone by Jens Due Olsen and Ole Steen Andersen, two of the Independent Directors, who advised Mr. Butcher that the Independent Directors were continuing to consider the proposal together with Houlihan Lokey, Davis Polk and Gorrissen Federspiel.

Following this telephone call, Mr. Butcher informed the internal investment advisory committee and it was determined that the Sponsor would proceed with an offer to the remaining Invitel Shareholders at a purchase price of $4.50 per Invitel Share or Invitel ADS, net to the seller in cash, in the absence of a recommendation of the Independent Directors. Mr. Butcher then contacted Ole Steen Andersen by telephone on December 7, 2009 to advise him of this decision to proceed.

On December 7, 2009, the Sponsor announced the Offer and Invitel issued an announcement recommending that shareholders defer making a determination whether to accept or reject the Offer until the Independent Directors had stated their position with respect to the Offer, which would occur on or before December 18, 2009.

On December 10, 2009, Mr. Olsen contacted Mr. Butcher to inform him that the Independent Directors could not foresee recommending the Offer at the Offer Price and that an appropriate premium to the current trading price of $5.25 may be acceptable.

On December 11, 2009, Mr. Olsen received a call from Mr. Butcher exploring the possibility of whether the Independent Directors would be willing to recommend in favor of the Offer if, subject to obtaining internal approval, the Sponsor increased its offer to $4.75.

On December 13, 2009, Mr. Olsen called Mr. Butcher to inform him that the Independent Directors could foresee recommending the Offer at a price of $5.25 or higher which would be in the mid-range of the discounted cash flow analysis that was considered by the Independent Directors based on the financial projections for the fiscal years ending December 31, 2009 through 2015 prepared jointly by Invitel and the Sponsor and would be in line with the current trading price but could not foresee recommending the Offer at a price below this. The Independent Directors recognized that the trading price of Invitel ADSs increased with relatively high trading volume on the date of the announcement of the Offer and had remained at the increased price level with very low trading volumes.

On December 14, 2009, Davis Polk and Shearman & Sterling had a conversation in which Davis Polk reiterated the message that was delivered by Mr. Olsen to Mr. Butcher that the Independent Directors could foresee recommending the Offer at a price of $5.25 or higher which would be in the mid-range of the discounted cash flow analysis that was considered by the Independent Directors based on the financial projections for the fiscal years ending December 31, 2009 through 2015 prepared jointly by Invitel and the Sponsor and would be in line with the current trading price but could not foresee recommending the Offer at a price below this.

Later in the day on December 14, 2009, Mr. Olsen received a call from Mr. Butcher pursuant to which Mr. Butcher stated the Sponsor’s position that it believes the Offer Price is fair and that it would not increase the Offer Price.

On December 15, 2009, Mr. Olsen contacted Mr. Butcher to convey the conclusion of the Independent Directors that they would not make a recommendation or express an opinion, but would remain neutral with respect to the Offer.

On December 18, 2009, Invitel filed a Schedule 14D-9 with the SEC, which filing contained the Independent Directors’ statement of neutrality with respect to the Offer and outlined the Independent Directors’ reasons for adopting a neutral position.”

6. The following new sentences are added on page 20 of the Offer to Purchase, after the second sentence of the fourth paragraph in the section captioned “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Invitel After the Offer,” which section begins on page 20 of the Offer to Purchase:

“If the Mid Europa Group were to complete the Offer and the Compulsory Acquisition following the completion of the Offer, the Mid Europa Group would own 100% of the Invitel Shares (including Invitel Shares represented by Invitel ADSs). Such control would enhance the Mid Europa Group’s strategic flexibility with respect to its investment in Invitel.”

7. The first sentence of the final paragraph on page 20 of the Offer to Purchase, in the section captioned “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Invitel After the Offer”, which begins on page 20 of the Offer to Purchase, is hereby amended and restated as follows:

“However, the Mid Europa Group expressly reserves the right to make any changes to Invitel’s business that it deems necessary, appropriate or convenient in light of its review or in light of future developments.”

8. The penultimate paragraph of the section captioned “Special Factors—Section 4. Position of the Mid Europa Group Regarding Fairness of the Offer”, which section begins on page 21 of the Offer to Purchase, and which paragraph appears on page 24 of the Offer to Purchase, is hereby amended and restated as follows:

“The consideration of the factors described above by each entity of the Mid Europa Group reflects each such entity’s assessment of the fairness of the Offer Price to Invitel Shareholders and Invitel ADS Holders unaffiliated with the Mid Europa Group in relation to Invitel as a going concern. In reaching its conclusion as to fairness, the Mid Europa Group did not consider the liquidation value of Invitel’s assets because it considers Invitel to be a viable going concern and the Mid Europa Group has no plans to liquidate Invitel. Therefore, no appraisal of liquidation value was sought for purposes of valuing the Invitel Shares and Invitel ADSs, and the Mid Europa Group believes that the liquidation value of Invitel is not relevant to a determination as to whether the Offer is fair to Invitel Shareholders and Invitel ADS Holders unaffiliated with the Mid Europa Group.”

9. The first paragraph after the bullet point at the top of page 24 of the Offer to Purchase, in the section captioned “Special Factors—Section 4. Position of the Mid Europa Group Regarding Fairness of the Offer”, which section begins on page 21 of the Offer to Purchase, is hereby amended and restated as follows:

“The Mid Europa Group has not engaged a financial advisor to assist the Mid Europa Group in connection with the Offer. As a sophisticated financial investor with considerable knowledge of Invitel, the Mid Europa Group did not believe it was necessary for it to engage a financial advisor to advise it with respect to the Offer. In connection with the Offer, the Mid Europa Group did not receive any report, opinion or appraisal from an outside party that is materially related to the Offer.”

10. The third paragraph after the bullet point at the top of page 24 of the Offer to Purchase, in the section captioned “Special Factors—Section 4. Position of the Mid Europa Group Regarding Fairness of the Offer”, which section begins on page 21 of the Offer to Purchase, is hereby amended and restated as follows:

“The Mid Europa Group did not find it practicable to assign, nor did it assign, relative weights to the individual factors considered in reaching its conclusion as to fairness. The Mid Europa Group did not consider the fairness of the Offer Price in comparison to historical share prices beyond what is stated above. Although the Invitel ADSs were trading at prices above the Offer Price during the first three quarters of 2009, the Mid Europa Group does not believe that such prices reflected market value given the limited trading volume and low public float of the Invitel ADSs.”

11. The table on page 44 of the Offer to Purchase, in the section of the Offer to Purchase captioned “The Offer—Section 9. Certain Information Concerning Invitel,” which begins on page 43 of the Offer to Purchase, is hereby amended and restated in its entirety as follows:

	“As of, and for the Year Ended, December 31,
	2008	2007
	(in million U.S. dollars, except per share data)
Consolidated Statements of Operations and Comprehensive Income (Loss) Data:
Revenues	$555.0	$385.2
Total Operating Expenses	$473.9	$339.0
Income from operations	$81.1	$46.2

Other income (expenses)	$(131.6)	$(139.3)
Net income (loss) before income taxes	$(50.6)	$(93.1)

Net income (loss) attributable to stockholders	$(69.2)	$(96.6)

Basic net income (loss) per common share from continuing operations	$(4.22)	$(6.23)
Diluted net income (loss) per common share from continuing operations	$(4.22)	$(6.23)
Share of Non-Controlling Interest from Net Income	$(0.008)	$0.008
Ratio of Earnings to Fixed Charges	0.09	0.15

Consolidated Balance Sheet Data:
Current Assets	$141.1	$118.8
Non-Current Assets	$1,110.2	$991.4
Current Liabilities	$255.1	$194.0
Non-Current Liabilities	$1,037.8	$880.0
Redeemable Equity Securities	$15.0	$15.0
Total stockholders’ equity (deficit)	$(56.6)	$21.1
Total liabilities and stockholders’ equity (deficit)	$1,251.3	$1,110.2
Share of Non-Controlling Interest from Equity	$0.00	$0.008 ”

12. The table on page 45 of the Offer to Purchase, in the section of the Offer to Purchase captioned “The Offer—Section 9. Certain Information Concerning Invitel,” which begins on page 43 of the Offer to Purchase, is hereby amended and restated in its entirety as follows:

	“As of, and for the Nine Months Ended September 30,
	2009	2008
	(in million euros, except per share data)
Statement of Operations Data:
Total Revenue	€242.7	€284.4
Segment Cost of Sales	€(60.9)	€(82.4)
Income (loss) from operations	€46.5	€47.6
Interest Expense	€(65.2)	€(57.7)
Net income (loss) attributable to shareholders	€(41.6)	€(28.9)
Net income (loss) per share (basic and diluted) from continuing operations	€(2.50)	€(1.76)
Share of Non-Controlling Interest from Net Income	€0.005	€(0.001)
Ratio of Earnings to Fixed Charges	0.20	0.22

Balance Sheet Data:
Current Assets	€82.6	€100.3
Non-Current Assets	€744.6	€790.3
Current Liabilities	€159.6	€181.2
Long Term Debt	€678.7	€665.3
Non-Current Liabilities	€741.3	€738.0
Total shareholders’ equity (deficit)	€(84.6)	€(39.7)
Total Liabilities and Shareholders’ Equity	€827.2	€890.6
Share of Non-Controlling Interest from Equity	€0.006	€0.009

As of September 30, 2009, the book value per Invitel Share was -€4.70.”

13. The following new paragraph is added on page 28 of the Offer to Purchase, following the last paragraph on that page in the section captioned “Special Factors—Section 9. Transactions and Arrangements Concerning the Invitel Shares,” which begins on page 28 of the Offer to Purchase:

“The Offeror has waived the transfer restrictions contained in the Management Letters in connection with the participation in the Offer by the Managers.”

Item 12.	Exhibits.
(a)(1)(i)*	Offer to Purchase, dated December 7, 2009.

(a)(1)(ii)*	Letter of Transmittal.

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Form of Acceptance for Invitel Shares.

(a)(1)(vii)	Press release issued by Mid Europa Partners Limited on December 7, 2009 (incorporated by reference to Exhibit H to the Schedule 13D amendment filed by the Offeror and the Mid Europa Entities on December 7, 2009).

(b)	Not applicable.

(d)(1)	Letter Agreement, dated October 30, 2009, among Hungarian Telecom (Netherlands) Cooperatief U.A., Martin Lea and Vision 10 Limited (incorporated by reference to Exhibit E to the Schedule 13D filed by the Offeror and the Mid Europa Entities on November 12, 2009).

(d)(2)	Letter Agreement, dated October 30, 2009, among Hungarian Telecom (Netherlands) Cooperatief U.A., Robert Bowker and Rob Investments Limited (incorporated by reference to Exhibit F to the Schedule 13D filed by the Offeror and the Mid Europa Entities on November 12, 2009).

(d)(3)	Letter Agreement, dated November 27, 2009, between Straumur-Burdaras Investment Bank hf. and Hungarian Telecom (Netherlands) Cooperatief U.A. (incorporated by reference to Exhibit G to the Schedule 13D amendment filed by the Offeror and the Mid Europa Entities on November 27, 2009).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2009

/s/ Craig Butcher
Craig Butcher

/s/ Nikolaus Bethlen
Nikolaus Bethlen

/s/ Thierry Baudon
Thierry Baudon

MID EUROPA PARTNERS LLP

/s/ Craig Butcher
Signature

Craig Butcher, Senior Partner
Name/Title

MID EUROPA III MANAGEMENT LIMITED

/s/ Roger Le Tissier
Signature

Roger Le Tissier, Director
Name/Title

MID EUROPA III GP LP acting by its general partner
MID EUROPA III MANAGEMENT LIMITED

/s/ Roger Le Tissier
Signature

Roger Le Tissier, Director
Name/Title

MID EUROPA FUND III LP acting by its general partner
MID EUROPA III GP LP itself acting by its general partner
MID EUROPA III MANAGEMENT LIMITED

/s/ Roger Le Tissier
Signature

Roger Le Tissier, Director
Name/Title

HUNGARIAN TELECOM LP acting by its general partner
MID EUROPA III MANAGEMENT LIMITED

/s/ Roger Le Tissier
Signature

Roger Le Tissier, Director
Name/Title

HUNGARIAN TELECOM (NETHERLANDS) COOPERATIEF U.A.

acting by its Managing Director, TRUST INTERNATIONAL MANAGEMENT (T.I.M.) B.V.

/s/ Mark Roerink	/s/ Carolyn Seeger
Signature	Signature

Mark Roerink, Attorney in Fact	Carolyn Seeger, Attorney in Fact
Name/Title	Name/Title
and by its Managing Director, EUROPE MANAGEMENT COMPANY B.V.

/s/ Mark Roerink	/s/ Carolyn Seeger
Signature	Signature

Mark Roerink, Attorney in Fact	Carolyn Seeger, Attorney in Fact
Name/Title	Name/Title

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated December 7, 2009.

(a)(1)(ii)*	Letter of Transmittal.

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Form of Acceptance for Invitel Shares.

(a)(1)(vii)	Press release issued by Mid Europa Partners Limited on December 7, 2009 (incorporated by reference to Exhibit H to the Schedule 13D amendment filed by the Offeror and the Mid Europa Entities on December 7, 2009).

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Letter Agreement, dated October 30, 2009, among Hungarian Telecom (Netherlands) Cooperatief U.A., Martin Lea and Vision 10 Limited (incorporated by reference to Exhibit E to the Schedule 13D filed by the Offeror and the Mid Europa Entities on November 12, 2009).

(d)(2)	Letter Agreement, dated October 30, 2009, among Hungarian Telecom (Netherlands) Cooperatief U.A., Robert Bowker and Rob Investments Limited (incorporated by reference to Exhibit F to the Schedule 13D filed by the Offeror and the Mid Europa Entities on November 12, 2009).

(d)(3)	Letter Agreement, dated November 27, 2009, between Straumur-Burdaras Investment Bank hf. and Hungarian Telecom (Netherlands) Cooperatief U.A. (incorporated by reference to Exhibit G to the Schedule 13D amendment filed by the Offeror and the Mid Europa Entities on November 27, 2009).

(f)*	Relevant Provisions of the Danish Public Companies Act (included as Schedule C to the Offer to Purchase filed as Exhibit (a)(1)(i)).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO